04035357

82-3459

QUARTERLY REPORT BC FORM 51-901F Schedule A

ISSUER DETAILS

For Quarter Ended:	April 30, 2004
Date of Report:	June 28, 2004
Name of Issuer:	**INOVISION SOLUTIONS INC.**
Issuer's Address:	604 – 475 Howe Street Vancouver, BC V6C 2B3
Issuer Fax Number:	(604) 683-0342
Issuer Telephone Number:	(604) 683-0332
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 07 2004 WASH, D.C. 158 SECTION

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: Daniel McGee Date signed: June 28, 2004

Director's Name: Edward Muir Date signed: June 28, 4004

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

7/8

INOVISION SOLUTIONS INC.

Financial Statements

April 30, 2004

Index

NOTICE TO READER

We have compiled the balance sheet of **Inovision Solutions Inc.** as at April 30, 2004 and the statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Ellis Foster

Vancouver, Canada
June 23, 2004

Chartered Accountants

INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

	April 30 2004	October 31 2003
ASSETS		
Current		
Cash and cash equivalents	$ 89,641	$ 11,086
Subscription receivable	229	-
Prepaid expenses	-	8,670
Due from a director, non-interest bearing and unsecured	573	-
	90,443	19,756
Loan receivable	100	100
Office equipment, net of accumulated amortization of $681	1,773	2,086
	$ 92,316	$ 21,942
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 9,090	$ 24,080
Due to a director, non-interest bearing and unsecured	-	47,579
	9,090	71,659
SHARE CAPITAL AND DEFICIT		
Share capital	2,862,717	2,671,227
Deficit	(2,779,491)	(2,720,944)
	83,226	(49,717)
	$ 92,316	$ 21,942

Approved by the Directors:

Daniel McGee

Edward Muir

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended April 30 2004	Three months ended April 30 2003	Six months ended April 30 2004	Six months ended April 30 2003
Expenses				
Amortization	$ 157	$ 92	$ 313	$ 184
Consulting fee	-	-	2,500	500
Listing and transfer agent fees	6,922	5,149	8,260	5,976
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	6,819	643	9,507	1,467
Professional fees	11,244	7,102	14,444	7,893
Rent	3,191	900	6,319	1,800
Travel and promotion	1,500	1,500	5,204	3,000
	37,333	22,886	61,547	35,820
Loss for the period	(37,333)	(22,886)	(61,547)	(35,820)
Deficit, beginning of period	(2,745,158)	(2,661,113)	(2,720,944)	(2,648,179)
Deficit, end of period	$ (2,782,491)	$ (2,683,999)	$ (2,782,491)	$ (2,683,999)
Loss per share - basic and diluted	$ -0.01	$ -0.01	$ -0.02	$ -0.01
Weighted average number of common shares outstanding - basic and diluted	3,365,012	3,123,368	3,365,012	3,123,368

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended April 30 2004	Three months ended April 30 2003	Six months ended April 30 2004	Six months ended April 30 2003
Cash flows from (used in) operating activities				
Loss for the period	$ (37,333)	$ (22,886)	$ (61,547)	$ (35,820)
Adjustment for item not involving cash:				
- amortization	157	92	313	184
	(37,176)	(22,794)	(61,234)	(35,636)
Change in non-cash working capital items:				
- subscription receivable	(229)	-	(229)	-
- refundable deposit	-	30,000	-	30,000
- prepaid expenses	10,510	-	8,670	1,945
- accounts payable and accrued liabilities	(16,032)	5,591	(17,990)	5,224
	(42,927)	12,797	(70,783)	1,533
Cash flows used in financing activities				
Decrease in amounts due to a director	(70,001)	(4,540)	(48,152)	(140)
Investors' deposits	-	-	-	-
	(70,001)	(4,540)	(48,152)	(140)
Cash flows from (used in) investing activities				
Purchase of office equipment	-	-	-	(2,454)
Issuance of share capital, net of share issuance cost	191,490	-	191,490	-
	191,490	-	191,490	(2,454)
Increase (decrease) in cash and and cash equivalents	78,562	8,257	72,555	(1,061)
Cash and cash equivalents, beginning of period	5,079	1,935	11,086	11,253
Cash and cash equivalents, end of period	$ 83,641	$ 10,192	$ 83,641	$ 10,192

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2003. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance October 31, 2003 and 2002	3,123,368	$ 2,671,227
Private placement at $0.20 per share, net of finders' fee of $18,510	1,050,000	191,490
Balance, April 30, 2004	4,173,368	$2,862,717

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Share purchase warrants outstanding as at April 30, 2004:

Number of Warrants	Number of Underlying Common Shares	Exercise Price Per Warrant	Expiry Date
1,050,000	1,050,000	$0.25	April 20, 2005

Each warrant entitles the holder to acquire one common share of the Company.

(e) Stock options outstanding as at April 30, 2004:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

3. Related Party Transactions

During the period, the Company incurred the following expenses to a director:

	2004	2003
Management fees	$ 15,000	$ 15,000
Rent	-	1,800
Travel and promotion	3,000	3,000
	$ 18,000	$ 19,800

INOVISION SOLUTIONS INC.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Inovision Solutions Inc.'s main focus is to qualify for and to identify a property/project of merit that meets the Exchange requirement for re-listing on the TSX-Venture Exchange.

Operations

The Company is currently completing due diligence on a mineral property in B.C. The Company has also been provided with a project in the green energy Industry and is reviewing the potential of this project. Inovision is continuing to seek and review both mineral and green energy opportunities for acquisition.

The Company completed the second quarter of fiscal 2004 on April 30, 2004 with cash on hand of $89,641.00. As of the date of this report the Company has approximately $70,000.00 cash on hand.

Related Party Transactions

For the quarter ending April 30, 2004 Dan McGee received 9,000.00 for management fees, travel and promotion expenses. The management contract with Mr. McGee continues to date, receiving 2,500 per month plus expenses for managing the affairs of the Company.

Financings, Principal Purposes and Milestones

The Company completed a private placement consisting of 1,050,000 units at a price of $0.20 per unit. Each unit comprised of one common share and one warrant. The warrants can be exercised to purchase one additional common share at a price of $0.25 per share until April 20, 2005. The common shares carry a legend restricting the shares from trading for a period of four months to August 22, 2004.
Proceeds of the offering will be used for general working capital.
Any acquisitions made by the Company could necessitate additional financing.

While the Company remains in an acquisition mode, no milestones have been established for future expenditures.

Throughout the last quarter the major portion of expenses incurred by the Company involved administration and professional fees. The Company also reimbursed the management for funding ongoing operations of the Company in the amount of $70,000.00.

Liquidity and Solvency and Subsequent Events

At no time during the reporting period has the Company had any third party investor relation arrangements.